

August 17, 2010

Mr. Stephen E. Riffee
Executive Vice President and Chief Financial Officer
Corporate Office Properties Trust
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

> **Re: Corporate Office Properties Trust**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 19, 2010**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 001-14023**

Dear Mr. Riffee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 38

1.   We note your disclosure that your financing arrangements may restrict your ability to make cash dividends. Please revise your narrative to describe the specific limitations in your existing financings which restrict your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply. To the extent you believe the limitations are not material, please tell us.

Unregistered Sales of Equity Securities and Use of Proceeds, page 38

2.   Please provide a detailed legal analysis as to why this exchange transactions described in this section should be exempt from registration under Section 4(2) of the 1933 Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 68

3.   In future filings, please revise your disclosure to specify the "certain conditions" that must be satisfied in order for you to extend your Revolving Credit Facility or advise us why such disclosure is not necessary. Please tell us how you intend to comply.

4.   We note your disclosure in the business section regarding your internal goal to retrofit existing properties such that 50% of your portfolio will be comprised of "Green" properties by 2015. To the extent material, please disclose how these planned renovations may affect your ongoing costs in future filings. Please tell us in your response what such disclosure would look like.

Item 15. Exhibit and Financial Statement Schedules

5.   We note that exhibits 10.14, 10.19, 10.23, 10.24 and 10.25 only list and do not include the exhibits and schedules listed in the table of contents for such agreements. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.

Financial Statements and Notes

Note 9 – Debt, page F-33

6.   In future filings, please expand your disclosures regarding your 3.50% Exchangeable Senior Notes to include the total amount by which the instrument's if-converted value exceeds its principal amount, as required under FASB ASC 470-20-50-5(d).

DEFINITIVE PROXY ON SCHEDULE 14A FILED MAY 5, 2010

Our Board of Trustees

7.   Please disclose the extent of the board's role in the risk oversight of you, such as how the board administers its oversight function, and the effect that this has on the board's leadership structure. Please see Item 407(h) of Regulation S-K. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

Proposal 1 – Election of Trustees, page 6

8.   We note your general disclosure that the descriptions of the trustees include the specific experience, qualifications, attributes and skills that led the Board to nominate each of the trustees. In future filings, for each person identified, please specifically disclose each person's experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a trustee. See Item 401(e)(1) of Regulation S-K.   Please tell us how you plan to comply.

Compensation Discussion and Analysis

Annual Cash Incentive Awards

2009 Objectives for Annual Cash Awards, page 23

9.   In future filings, please expand your disclosure to discuss the discretionary bonuses awarded to each of the executives in greater detail. While we note that the committee believed the computed amounts did not reflect each such executive's overall contribution, tell us what factors, if any, the board considered and how the actual award amounts were determined in light of the discretionary factors. Please tell us how you plan to comply.

10.   We note your disclosure in this section that cash awards were determined after considering the various individual objectives that you have outlined for each executive; however, it is unclear how the various criteria considered contributed to the awarded amount. In future filings, please revise to include a discussion of how the compensation committee determined the weight attributed to each individual objective. Please also refer to your weighted objectives table on page 23 and explain, for each executive, what percentage of overall cash incentive compensation awarded was attributed to the individual objective metric for each executive as a result of the committee's review. Please tell us how you plan to comply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Stephen E. Riffee
Corporate Office Properties Trust
August 17, 2010
Page 4 of 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief